As filed with the Securities and Exchange Commission on January 22 , 2007 File No. __________

                    U. S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

        Under Section 12(b) or (g) of The Securities Exchange Act of 1934

                          Emerging Media Holdings, Inc.
                 (Name of small business issuer in its charter)

                   Nevada                                    13-1026995
       (State or other jurisdiction of                   (I.R.S. Employer
        incorporation or organization)                 Identification Number)


                       125, 31 August 1989 Str.m Suite # 5
                           Chisinau, MD-2012, Moldova
                       Phone: (373) 22 23-79-81, 23-33-86

                                 Address in USA:
                         1809 E. BROADWAY ST, SUITE 175
                                Oviedo, FL 32765
                                 (407) 620 1063
          (Address and Telephone Number of principal executive offices)

                                  Iurie Bordian
                                 309 Celtic Ct.
                                Oviedo, FL 32765
                                 (407) 620-1063
             (Name, address and phone number for agent for service)

                                   Copies to:
                             Michael S. Krome, Esq.
                                  8 Teak Court
                           Lake Grove, New York, 11755
                                 (631) 737-8381
                              (631) 737-8382 (fax)

        Securities to be registered under Section 12(b) of the Act: none

           Securities to be registered under Section 12(g) of the Act:
                     Common Stock, $.001 par value per share

                                            Table of Contents

Part I

         Item  1.    Description of Business                                          4

         Item  2.    Management's Discussion and Analysis or Plan of Operation       11

         Item  3.    Description of Property                                         14

         Item  4.    Security Ownership of Certain Beneficial Owners and
                     Management                                                      14

         Item  5.    Directors and Executive Officers, Promoters and Control
                     Persons                                                         15

         Item  6.    Executive Compensation                                          15

         Item  7.    Certain Relationships and Related Transactions                  15

         Item  8.    Description of Securities                                       16


Part II

         Item  1.    Market Price of and Dividends on the Registrant's Common
                     Equity and Related Stockholders Matters                         17

         Item  2.    Legal Proceedings                                               17

         Item  3.    Changes in and Disagreements with Accountants                   17

         Item  4.    Recent Sales of Unregistered Securities                         17

         Item  5.    Indemnification of Directors and Officers                       18


Part Financial Statements


Part III

         Item  1.    Index to Exhibits

         Item  2.    Description of Exhibits


SIGNATURES                                                                           20

Cautionary Note Regarding Forward-Looking Statements

This report contains both historical and forward-looking statements. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The forward-looking statements in this annual report are not based on historical facts, but rather reflect the current expectations of our management concerning future results and events.

The forward-looking statements generally can be identified by the use of terms such as "believe," "expect," "anticipate," "intend," " plan," "foresee," "likely" or other similar words or phrases. Similarly, statements that describe our objectives, plans or goals are or may be forward-looking statements.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be different from any future results, performance and achievements expressed or implied by these statements. You should review carefully all information, including the financial statements and the notes to the financial statements included in this report. The following important factors could affect future results, causing the results to differ materially from those expressed in the forward-looking statements in this annual report.

        o the timing, impact and other uncertainties related to pending and future acquisitions by us;

        o       the impact of new technologies;

        o changes in laws or rules or regulations of governmental agencies; and

        o       currency exchange rate fluctuations.

These factors are not necessarily all of the important factors that could cause actual results to differ materially from those expressed in the forward-looking statements in this annual report. Other unknown or unpredictable factors also could have material adverse effects on our future results. The forward-looking statements in this annual report are made only as of the date of this annual report, and we do not have any obligation to publicly update any forward-looking statements to reflect subsequent events or circumstances. We cannot assure you that projected results will be achieved.

                                     PART I
                                     ------

                                Introductory Note
The consolidated financial statements, including the information in the notes thereto, as of and for the 9 months ending September 30, 2006 included in this Form 10 are unaudited. The consolidated financial statements for the years ending December 31, 2005 and December 31, 2004 are audited by Wiener, Goodman & Company, P.C.

Item 1   DESCRIPTION OF BUSINESS

General

         Throughout this Form 10, the terms "we," "us," "our," "EMH" and "Company" refer to Emerging Media Holdings, Inc., a Nevada corporation, and, unless the context indicates otherwise, includes our subsidiaries.

         We were formerly known as China Bio Health Group, Inc and were incorporated under the laws of the State of Nevada September 3, 2003. On June 30, 2006, we effectuated a share exchange (Merger) whereby we acquired all of the outstanding interest in our wholly-owned subsidiary, Cabavarum , the 100% owner of Analiticmedia-Grup both Moldovan companies ("AMG"). AMG was formed in October of 1998 as a Republic of Moldova limited liability company, which is materially similar to a limited liability company in the United States, which we refer to as the U.S. AMG. has been producing and broadcasting TV programs and news reports primarily for the Moldovan viewers.

We own 100% of the equity interest in AMG, The vast majority of our operations are conducted through our subsidiaries, and the following discussion of our business includes the business of AMG.

All of our TV production and broadcasting operations are conducted in the Republic of Moldova, which is located between Romania and Ukraine in Eastern Europe. Having our production facilities in the Republic of Moldova generates certain challenges for us, such as:

         o Obtaining independent public authority (CCA) government approval and licensing relating to the operation of a business can still be time-consuming, costly and bureaucratic.

         o The country's legal, regulatory and accounting systems are in the process of transitioning to a market based system versus a state-influenced system and these new systems are not yet entirelyconsistent with international laws. The infrastructure in the country is relatively poor by not only U.S. standards, but Western European standards also.

         o The majority of the parliament and the president of the country are current members of the Communist party, which is one of several political parties in the country. The Communist party won the majority vote in the new Moldovan parliament during the March 2005 elections.

        o Although an extensive legislative base and a Center for Combating Corruption exists in Moldova, Corruption in the federal government of Moldova as well as local governments is extensive and the current laws, regulations and penalties against corruption are not strictly enforced which can lead to uncertainty when working with government personnel and agencies.

All measurements referring to any financial information is reflected in U.S. dollars, unless otherwise noted.

Our fiscal year ends on December 31, and references to "fiscal 2005" refer to the year ended December 31, 2005, references to "fiscal 2004" refer to the year ended December 31, 2004.


History of the AMG

         AMG was formed in October 1998 to acquire media holdings in Moldova and surrounding countries and to broadcast and publish acquired and original media content. In 1998, AMG signed a contract with Russian Public Television ("ORT") to broadcast its programs in Moldova. In 1999, AMG established the newspaper "Vremea" and took over management of the newspaper "De Facto ". In 2002, AMG sold its newspaper holdings to focus on the fast growing television market.

         At the beginning of 2003 AMG held an estimated 60%-70% of the advertisement market of Moldova, a position confirmed by TNS GALLUP Media and AGB Nielsen Media Research through an official measurement of TV channels rating in Moldova. In September of 2005, the shareholders of AMG voted to create a separate frequency for their television channel and give up operating on the state television frequency, thus giving up a large portion of the Company's revenues. On March 1, 2006, AMG launched its own television channel TV7 that broadcasts on the 43rd decimetres frequency.

         AMG signed a contract with the Russian television companies NTV and NTV world ("NTV"), which are the leading television channels in Russia and owned by Gasprom Media. On March 6, 2006, the News Department of TV7 has begun to broadcast the "News Bulletin" a specialized news program.

Products

         EMH's products consist of programs of the Russian TV channel NTV and in-house production programs. NTV is a news channel. Traditionally news programs collect the greatest audience. NTV is the only broadcasting company in Russia that daily prepares more than 10 news releases.

        TV7 channel also produces its own news and analytical programs, such as:
         o   "Today in Moldova" in Russian;
         o   "Cotidian" in Romanian language;
         o   "Cotidian Exclusive" in Romanian language;
         o   "Vedete cu sort" ("Stars in the kitchen") in Romanian language;
         o   Weather forecast in Russian and Romanian languages.

The revenues of the company depend on placement of advertisements and broadcasting sponsorships.


Competition

         TV7 is among the three leaders in the industry based on commercial quotas and ratings. In 2006, TV7 reached the second place among other TV channels in Moldova, with 21.6% of the commercial quota for the Capital of Moldova and 9% of the commercial quota for the Republic of Moldova.

         The channel's competition in the Moldovan broadcasting market is other news programs and the market share indicators are based on the number of people watching and third party ratings. Other non state-owned news channels in Moldova are NIT channel and Pro-TV channel, with 12.4% and 3.8% of the commercial quota for the Capital of Moldova and 7.7% and 2.1%, respectively, of the commercial quota for the country.

         The Company's competitive advantage in the market is the news broadcasting and a strong brand name. According to AGB Nielsen Media Research independent marketing study conducted in 2006, TV7 is among the first three most popular news channels in Moldova.

Broadcasting
------------

         TV7 television channel's technical base consists of a newsroom that can also be used as a studio for television transmissions in recordings and live broadcasts. TV7 also has an "on-air" apparatus room, an apparatus room for creation of play lists, and an apparatus room for video tape editing suite and sound scoring.

         The news room has three video cameras, Sony DSR-390, DSR-500 and DSR-250, studio pedestals Vinten, auto cues Odyssey, vision production switcher DSC 545, fader Beringer 16. The lighting equipment of the television channel TV7 consists of Logocam company projectors and Ianiro filling instruments, and suspension lighting instruments of Logocam Company.

         The camera device studio includes 4 television reporter sets of DVCAM format. The Television Reporter Complex is completed with Sennheizer radio systems, lighting instruments, jackets and other accessories.

         The channel team is composed of 56 highly qualified employees.

Risk Factors

Risk Factors That May Affect Our Future Results and the Market Price of Our
Stock

In addition to the other information set forth elsewhere in this report, you should carefully consider the following factors when evaluating us. An investment in EMH will be subject to risks inherent in our business. The trading price of our shares will be affected by the performance of our business relative to, among other things, our competitors, market conditions and general economic and industry conditions. The value of an investment in EMH may decrease, resulting in a loss. If any of the following risks actually occurs, our business, financial condition and results of future operations could suffer. In such case, the trading price of our shares could decline, and you could lose all or part of your investment.

Dependence on media rules and regulations.

We sell advertising time to the third parties for further resale to advertisers. Media channels have been characterized in recent years by rapid change, including changes in rules and regulations. Future changes may adversely affect our ability to effectively sell advertising space, and thus may adversely affect our ability to generate revenues.

We depend on the services of our chief executive officer, and implementation of our business plan could be seriously harmed if we lost the services of our CEO.

We depend heavily on the services of Iurie Bordian, our Chairman, Chief Executive Officer and President. We do not have an employment agreement with Mr. Iurie Bordian, nor do we have a "key person" life insurance policy on Mr. Iurie Bordian to cover our losses in the event of his death. There can be no assurance that our CEO will remain in his management positions with us, and the loss of his services would disrupt our business operations which could reduce our revenues and profits.

Our revenue could decline if we are unable to maintain or increase prices, there is a general decline in the advertisements or consumers decide to purchase competitive products instead of our products.

Our channel competes in all of the media market segments with many other Moldovan and foreign broadcasting companies. Advertisers purchasing decisions are influenced by, among other things, the perceived absolute or relative overall value of our channel, including its quality or pricing, compared to competitive products. We could also experience higher than expected selling, general and administrative expenses if we find it necessary to increase advertising or promotional expenditures, or the number of our personnel to maintain our competitive position, or for other reasons.

Integration of the business and product offerings of acquired companies could disrupt our business operations.

We have made a few acquisitions in the recent year and anticipate that we may, from time to time, acquire additional businesses, assets or securities of companies that we believe would provide a strategic fit with our business. Any business we acquire will need to be integrated with our existing operations. While we have not had difficulty in the past effectively assimilating the business or product offerings of companies we have acquired, there can be no assurance that we will not have difficulties doing so in the future. In addition, we could incur unknown or contingent liabilities of acquired companies. Difficulties in integrating the operations and personnel of the acquired companies could disrupt our business operations, divert management's time and attention and impair relationships with and risk the possible loss of key employees and customers of the acquired business. Our failure to adequately manage the integration of any acquisition could disrupt our business operations and lower our revenues and profits.

We depend on our trademarks and proprietary rights for a competitive advantage in the Moldovan market, and any failure to protect our intellectual property rights may damage our competitive position.

Our success depends largely upon our ability to protect our current and future brands and products, and to defend our intellectual property rights. Competitors infringing on our trademarks by using trademarks, trade names or trade dress that resemble ours will dilute our intellectual property rights, which could materially harm our ability to maintain or expand our sales and our future financial results.

It may be difficult to effect service of U.S. process and enforce U.S. legal process against our directors and us.

We are organized under the laws of Nevada. Therefore, our stockholders are able to effect service of process in the U.S. upon us. However, our directors and almost all of our operating assets are located outside the U.S. in the Republic of Moldova. As a result, it may not be possible to effect service of process upon our directors in the Republic of Moldova, nor may it be possible to enforce judgments of U.S. courts against these directors or our assets. Any judgments of U.S. courts against our directors residing in the Republic of Moldova will have to be domesticated in the Republic of Moldova in accordance with the Moldovan civil code, including the code of civil procedure and related laws and directives approved by the Moldovan Parliament and the Plenum of the Supreme Court Justice of the Republic of Moldova. Original actions or actions for enforcement of judgments of U.S. courts predicated solely upon the laws of the U.S., including the U.S. federal securities laws, may not be enforceable in the

Republic of Moldova. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may not be enforceable in Moldova.

We do not plan to pay cash dividends.

Holders of our common stock are entitled to cash dividends when, as and if declared by the board of directors out of funds legally available for the payment of dividends. We have never paid dividends and our management does not anticipate the declaration or payments of any dividends in the foreseeable future. We intend to retain earnings, if any, to finance the development and expansion of our business. Our future dividend policy will be subject to the discretion of our board of directors and will be contingent upon future earnings, if any, our financial condition, capital requirements, general business conditions and other factors.

Deterioration of the market reforms undertaken by the Moldovan government may undermine our ability to operate our business and predict financial performance.

The Republic of Moldova has undergone significant political and economic change since 1990 and any substantial change in current laws or regulations (or in the interpretations of existing laws or regulations), whether caused by changes in the government of Moldova or otherwise, could have an impact on our results of operations. For example, currently there are no significant limitations on the repatriation of profits from Moldova, and for the last ten years the government continuously has been improving the national economy for the liberalization, but there is no assurance that foreign exchange control restrictions or similar limitations will not be imposed in the future with regard to repatriation of earnings and investments from the country. If such exchange control restrictions, or similar limitations are imposed, the ability of our U.S. parent holding company to receive payments from its subsidiaries could be reduced, which would reduce our ability to invest in our operations in countries other than Moldova. If we are unable to invest in our non-Moldovan operations, our operating results could suffer which could reduce the value of our shareholders' investment in our common stock.

There is no guarantee that the Republic of Moldova government will not exert greater control over media.

The Republic of Moldova became the first former republic of the USSR to elect a communist majority parliament and a communist president in 2001. The communist party also won the majority of votes during the March 2005 parliamentary elections, which had been recognized by US, EU and other international observers, thus extending its majority in the parliament until 2008. Current political forces in the parliament are promoting significantly greater government controls over the economy and in particular over media production. If the president and parliament decide to exert additional control over media production, our business, financial condition and results of future operations could suffer. We may be required to pay additional taxes and/or fees in connection with our production and we may not have as much control over the operations of our day-to-day business operations in the Republic of Moldova.

Changes in exchange rates could affect our financial results and management's ability to make financial projections.

Our operations are conducted primarily in the Republic of Moldova, and the functional currency of our subsidiaries in Moldova is the Moldova lei. This exposes us to risks associated with both foreign currency translation, and foreign currency transactions.

While the functional currency of our operating subsidiaries is the lei, we report in U.S. dollars. In preparing our financial statements, the revenues and expenses of such subsidiaries are translated into U.S. dollars at average exchange rates prevailing during the period. The assets and liabilities are translated at the rates of exchange on the balance sheet date. The resulting translation gain and loss adjustments are recorded directly as a separate component of shareholders' equity. The amount of such gain or loss will depend in changes in the exchange rate between the lei and the U.S. dollar and the composition of our assets and liabilities in Moldova. If the U.S. dollar increases in value against the lei, the amount reported in U.S. dollars for assets, liabilities, revenues and expenses originally recorded in the Moldovan lei will decrease. Conversely, if the U.S. dollar decreases in value against the lei, the amount reported in U.S. dollars for assets, liabilities, revenues and expenses originally recorded in the lei will increase.

Item 2   PLAN OF OPERATION

Sales and Marketing.

         The year 2006 is the initial period of formation of channel TV7. During this period the TV channel focused on increasing its audience. As a result of our successful effort, according to AGB data Analysis, TV7 channel was propelled to the second place in the Capital of Moldova, Chisinau.
         Next year, based on the TV viewers' data and assessment of professional TV market observers, channel TV7 is expected to have at least 20% commercial quota in Moldova. The expected turnover from the TV advertisements is likely to result in a substantial revenue growth in the 2007 and 2008.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         The following is derived from our audited consolidated financial statements as of and for the fiscal years ended December 31, 2005 and 2004.

FISCAL YEAR ENDED DECEMBER 31, 2005 COMPARED TO FISCAL YEAR ENDED DECEMBER 31, 2004.

         REVENUES. Revenues increased $631,448 or 27.40% to $2,937,588 for the fiscal year ended December 31, 2005 from $2,306,140 for the fiscal year ended December 31, 2004. This increase was primarily due to increased sales resulting from our additional advertising placements in 2004 through 2005.

         COST OF SALES. Cost of Sales increased by $369,863 or 35,9 % to $1,400,293 for the fiscal year ended December 31, 2005, from $1,030,430 for the fiscal year ended December 31, 2004. This increase was primarily due to increased sales resulting from our additional expenses connected to new advertising placements in 2004 through 2005 as well as the increased production costs as a result of the Company turning over to production of higher quality broadcasting. We expect further decrease of gross margin during 2006 due to our increasing focus on producing of high qualified broadcasting, which requires purchases of more expensive services.

         SELLING AND ADMINISTRATIVE. Selling and administrative expenses increased by $4,878 or 5,73% to $89,900 for the fiscal year ended December 31, 2005 from $85,022 for the fiscal year ended December 31, 2004. This increase was primarily due to increased overhead resulting from our additional expenses in 2004 through 2005 as well as increased legal fees.

         INCOME FROM OPERATIONS. As a result of the foregoing, our income after certain expenses and before other items, interest expense and income taxes increased by $303,687 or 30,67, 67% to $1,293,738 for the fiscal year ended December 31, 2005 from $990,051 for the fiscal year ended December 31, 2004.

         OTHER ITEMS. Net loss from sale of fixed assets were $334,123 for the fiscal year ended December 31, 2005 as compared to profit from sales of fixed assets for the fiscal year ended December 31, 2004 of $1,941. Other income was $29 for the fiscal year ended December 31, 2005 from $0 for the fiscal year ended December 31, 2004.

         INTEREST EXPENSE. Interest expenses decreased by $32,147 or 82,80% to $6,658 for the fiscal year ended December 31, 2005 from $38,805 for the fiscal year ended December 31, 2004. This decrease was primarily due to no existing new debt we incurred for operations during fiscal year 2005.

         INCOME TAXES. Income taxes increased by $36,026 or 19,45% to $221,230 for the fiscal year ended December 31, 2005 from $185,204 for the fiscal year ended December 31, 2004.

         NET INCOME. Net income decreased by $36,227 to $731,756 for the fiscal year ended December 31, 2005 from a net income of $767,983 for the fiscal year ended December 31, 2004. This decrease was due to increasing of income taxes in 2004 through 2005.

LIQUIDITY AND CAPITAL RESOURCES

         During 2005, we have funded capital requirements through operations. As of December 31, 2005, we had a cash balance of $493,553. This compares to increase in a cash balance of $449,160 at December 31, 2004.

         Net cash used by operating activities decreased by $281,156 to $798,683 during the fiscal year ended December 31, 2005 from net cash used by operating activities of $1,079,839 during the fiscal year ended December 31, 2004. This decrease in cash used by operations resulted primarily from an increase in trade receivables of $339,785.

         Cash flows used in investing activities during the fiscal year ended December 31, 2005 increased by $143,719 to $515,497 from $371,778 during the fiscal year ended December 31, 2004. This increase in cash flows used in investing activities was primarily due to payments on investment of $352,397 during the fiscal year ended December 31, 2005 as compared to $44,820 during the fiscal year ended December 31, 2004.

         Cash flows provided by financing activities during the fiscal year ended December 31, 2005 decreased by $114,965 to $270,000 from $384,965 during the fiscal year ended December 31, 2004. We paid notes payable approximately $270,000 during the fiscal year ended December 31, 2005 compared to $410,327 during the fiscal year ended December 31, 2004.

Environmental Matters

The Company is not aware of any environmental liability relating to its operations that would have a material adverse effect on the Company, its business, assets or results of operations.

Inflation

Inflation has not historically been a material effect on the Company's operations and is not expected to have a material impact on the Company or its operations in the future.

Dependence on one or a few major customers

The Issuer has no dependence on one or a few major customers.

Item 3:    DESCRIPTION OF PROPERTY

The Issuer does not own any real estate. The Issuer's operational offices are in Moldavia where the Corporation's President and Board Chairman, Iurie Bordian operates the business of the Company.


Item 4:    SECURITY OWNERSHIP OF CERTAIN   BENEFICIAL OWNERS AND MANAGEMENT

The following information table sets forth certain information regarding the Company's common stock ownership on January 22, 2007, by (1) any person (including any "group") who is known by the Company to own beneficially more than 10% of its outstanding Common Stock, (2) each director and executive officer, and (3) all executive officers and directors as a group.

Name and address           Shares Owned              Percentage
----------------           ------------              ----------
Chiril Luchinsky           5,051,000                 34%
c/o the Company

Iurie Bordian              100,000                   0.6%
c/o the Company

Item 5:    DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The directors and officers of the Company are listed below with information about their respective backgrounds.

Name                       Age        Position
----                       ---        --------
Iurie Bordian              45         Sole Director, President and CEO


Iurie Bordian, President and CEO and Sole Director since October 2006. CEO of Cabavarum SRL.
From 2002 to 2003 he co-founded MILLAGRO SRL in Moldova and serves as CEO and Director General. In 2002, he was Director General of MA-VEST SRL, in Moldova. From 1998 to 2000 he was CFO of MA-VEST SRL, Moldova. From 1994-1998 he was Chief Legal Council of "MA-VEST" SRL. From 1992-1994 he worked in the State Control Department of the Republic of Moldova as Chief of its District Branch in the District of Soroca. From 1990-1992 he was legal counselor the City Council in the District of Soroca From 1988-1990 he worked as investigator (Economic and Financial offences) for the Ministry of Internal Affairs of the Republic of Moldova. From 1985-1990 he served as Chief Investigator at the Public Prosecutor's Office of the Republic of Moldova. From 1983 to 1985 he worked as Legal Counselor at the Soroca District Trade Association. Mr. Bordian's education includes the State University of Moldova and the University of Cluj-Napoca, Romania. He has a degree in Financial Law. He is fluent in Romanian, Russian, and French and has working knowledge of English. Address:
21,Viilor 9/4 str. Soroca, Republic of Moldova, MD-2000


Item 6:    EXECUTIVE COMPENSATION

The Company currently pays no compensation to its officers and directors and has paid no compensation in any amount or of any kind to its executive officers or directors for the period through the date of this filing.


Item 7:    CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

None

Item 8:    DESCRIPTION OF SECURITIES

The authorized capital stock of the Company consists of 100,000,000 shares of common stock with a par value of $0.001 per share. The holders of common stock
(1) are entitled to one non-cumulative vote per share on all matters that the stockholders may vote on at meetings of stockholders; (2) do not have pre-emptive, subscription or conversion rights, and there are no redemption of sinking fund provisions applicable thereto; and (3) are entitled to share ratably in the assets of the Company, after the payment of all debts and liabilities, available for distribution to holders of common stock upon the liquidation, dissolution or winding up of affairs of the Company. The Company has no preferred stock, debentures, warrants, options or other instruments outstanding or that could be converted into common stock of the Company.

Holders of shares of the common stock do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares ("majority shareholders", when voting for the election or directors, can elect all of the directors and, in such situations, the holders of the remaining shares will not be able to elect as the Company's directors anyone other than those candidates supported by the majority shareholders. Holders of shares of the common stock are entitled to receive dividends if and when declared by the Board of Directors out of funds legally available therefore.

                                     PART II

Item 1: MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER RELATED SHAREHOLDER MATTERS

As of the date of this filing, shares of the Company are traded on the "Pink Sheets" under the symbol "EMDH." As of December 31, 2006 there are a total of 15,053,000 issued and outstanding. Of this number a total of 5,251,000 are deemed to be "restricted securities" as defined in Rule 144 under the Securities Act. None of the restricted shares may be sold except pursuant to a Registration Statement under the Securities Act of 1933. Thereafter, restricted shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act.

In general, under Rule 144, any person, or persons whose shares are aggregated, who has beneficially owned restricted shares for at least one year is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of common stock, or the average weekly trading volume during the four calendar weeks preceding such sales. Sales under Rule 144 are also subject to the requirements as to the manner of sale, notice and availability of current public information about the Company. In addition, restricted shares, which have been beneficially owned for at least two years and which are held by non-affiliates, may be sold free of any restrictions under Rule 144.

Dividend Policy
The Company has never paid or declared a cash dividend on its Common Stock. The Board of Directors does not intend to declare or pay cash dividends in the foreseeable future. It is the current policy to retain all earnings if any, to support future growth and expansion.


Item 2:    LEGAL PROCEEDINGS

The Company is not a party to any pending litigation nor is it aware of any threatened legal proceedings.


Item 3:    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

None


Item 4:    RECENT SALES OF UNREGISTERED SECURITIES

None

Item 5:    INDEMNIFICATION OF DIRECTORS AND OFFICERS

The Company's Certificate of Incorporation and By-laws provide that the Company will indemnify its directors and officers to the full extent authorized or permitted under Nevada law.

As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers and controlling persons of the Company, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy and is unenforceable.



SHARES ELIGIBLE FOR FUTURE SALE

         As of December 12, 2006, the Company had 15,053,000 outstanding shares of Common Stock. Of that number, a total of 5,251,000 shares are not registered hereby, are "restricted securities" as defined under Rule 144, and may not be sold except pursuant to a Registration Statement pursuant to the Securities Act of 1933, and thereafter, subject to the provisions of Rule 144 under the Securities Act of 1933.

         In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an Affiliate, who has beneficially owned Restricted Shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of:

         (i)  One percent of the outstanding shares of Common Stock; or
         (ii) The average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of such sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about Emerging Media Holdings In addition, a person who is not an Affiliate and has not been an Affiliate for at least three months prior to the sale and who has beneficially owned Restricted Shares for at least two years may resell such shares without regard to the requirements described above. Emerging Media Holdings is unable to estimate the number of Restricted Shares that ultimately will be sold under Rule 144 because the number of shares will depend in part on the market price for the Common Stock, the personal circumstances of the sellers and other factors.

                          Emerging Media Holdings, Inc.
                              Financial Statements
                                       and
                                Auditor's Report

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page

Report of Independent Registered Public Accounting Firm                      F-1

Financial Statements

   Balance Sheets as of December 31, 2005 and 2004                           F-3

   Statement of Operations for the years ended December 31, 2005 and 2004 and for the period September 3, 2003 (Date of Formation)
   through December 31, 2005                                                 F-4

   Statement of Stockholders' Deficiency for the period
   September 3, 2003 (Date of Formation) through December 31, 2005.          F-5

   Statement of Cash Flows for the years ended December 31, 2005 and 2004 and for the period September 3, 2003 (Date of Formation)
   through December 31, 2005                                                 F-6

   Notes to the Financial Statements.                                     F-7 - F-9

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of Emerging Media Holdings Inc.


We have audited the accompanying balance sheet of Emerging Media Holdings, Inc. (the "Company") (a development stage company) as of December 31, 2005 and 2004 and the related statements of operations, stockholders' deficiency and cash flows for the years then ended and the Period September 3, 2003 (Date of Formation) through December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended and the period September 3, 2003 (Date of Formation) through December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully explained in Note 1 to the financial statements as of December 31, 2005 the Company had no operations and no assurance that additional capital would be obtained or the Company would be in a position to find a merger candidate.

These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans are also described in Note 1. The accompanying financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern.


/s/Wiener. Goodman & Company, P.C.
WIENER, GOODMAN & COMPANY, P.C.
Eatontown, New Jersey
October 25, 2006

                          EMERGING MEDIA HOLDINGS INC.
                                 BALANCE SHEETS
                          (A Development Stage Company)


                                     ASSETS

                                                                         December 31,
                                                                 2005                  2004
                                                                 ----                  ----
        TOTAL ASSETS                                        $         -          $          -
                                                               ========              ========


                    LIABILITIES AND STOCKHOLDERS' DEFICIENCY

        TOTAL CURRENT LIABILITIES                           $         -          $          -

Commitments and Contingencies

Stockholders'  Deficiency:
   Common Stock, $.001 par value - 100,000,000
     shares authorized;  10,553,000 shares outstanding           10,553                10,553
   Deficit accumulated during the development stage             (10,553)              (10,553)
                                                               --------              --------

      Total Stockholders' Deficiency                                  -                     -
                                                               --------              --------

        TOTAL LIABILITIES AND STOCKHOLDERS'
        DEFICIENCY                                          $         -          $          -
                                                               ========              ========



                       See notes to financial statements.

                         EMERGING MARKETS HOLDINGS INC.
                             STATEMENT OF OPERATIONS
                          (A Development Stage Company)

                                                                       Period September 3, 2003
                                               Years Ended                (Date of Formation)
                                               December 31,               through December 31,
                                               ------------               -------------------
                                         2005                 2004               2005
                                         ----                 ----             --------
Costs and expenses:
    General and
      administrative expenses         $        -          $        -         $     10,553
                                      ----------          ----------         ------------

Net loss                              $        -          $        -         $    (10,553)
                                      ==========          ==========         ============


Loss per common share -
    basic and diluted                 $        -          $        -         $          -
                                      ==========          ==========         ============

Weighted average number of
    common shares outstanding -
    basic and diluted                 10,553,000          10,553,000
                                      ==========          ==========



                       See notes to financial statements.

                          EMERGING MEDIA HOLDINGS INC.
                 STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY)
                  PERIOD SEPTEMBER 30, 2003 (DATE OF FORMATION)
                            THROUGH DECEMBER 31, 2005
                          (A Development Stage Company)

                                                                                                            Deficit
                                                                                                          Accumulated
                                                                                                          During the
                                                                 Common Stock               Paid- In      Development
                                            Total         No of shares       Amount         Capital          Stage
                                        --------------   --------------   ------------    -----------    ------------

September 3, 2003 (Date of Formation)   $         -               -      $         -       $        -   $         -

Issuance of folunder shares                  10,553      10,553,000           10,553                -             -

Net loss                                    (10,553)             --                -                -       (10,553)
                                        -----------     -----------      -----------       ----------   -----------
Balance, December 31, 2003                        -      10,553,000           10,553                -       (10,553)

Net loss for the year ended December
31, 2004 and 2005                                 -               -                -                -             -
                                        -----------     -----------      -----------       ----------   -----------

Balance, December 31, 2005 and 2004     $         -     $10,553,000      $    10,553       $        -   $   (10,553)
                                        ===========     ===========      ===========       ==========   ===========



                       See notes to financial statements.

                         EMERGING MARKETS HOLDINGS INC.
                             STATEMENT OF CASH FLOWS
                          (A Development Stage Company)

                                                                                         Period September 3,
                                                                Years Ended            2003 (Date of Formation)
                                                                December 31,            through December 31,
                                                           2005             2004               2005
                                                           ----             ----               ----
Cash flows from operating activities:
    Net loss                                            $      -          $      -          $ 10,553

Adjustments to reconcile net loss to net cash
    used in operating activities:
        Stock issued as founder shares                         -                 -           (10,553)
                                                        --------          --------          --------

    Net cash used in operating activities                      -                 -                 -
                                                        --------          --------          --------


Net increase in cash                                           -                 -                 -

Cash - beginning of period                                     -                 -                 -
                                                        --------          --------          --------

Cash - end of period                                    $      -          $      -          $      -
                                                        ========          ========          ========



                       See notes to financial statements.

                          EMERGING MEDIA HOLDINGS INC.
                          NOTES TO FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004
                          (A DEVELOPMENT STAGE COMPANY)

1.   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
---------------------

Emerging Media Holdings, Inc. (the "Company" or "EMH") was incorporated in the State of Nevada on September 3, 2003. Since inception, the Company has been engaged in organizational efforts and obtaining initial financing. The Company was formed to pursue a business combination.

Organization
------------

The Company is considered a development stage enterprise as defined in Financial Accounting Standards Board ("FASB") Statement No. 7, "Accounting and Reporting for Development Stage Companies". As of December 31, 2005, the Company had no specific plan or purpose to merge with an identified company or companies.

Going Concern
-------------

The Company's initial activities have been dedicated to pursue a business combination. In July 2006, the Company executed a share exchange agreement with Cabavorum S.R.L. (see Subsequent Events footnote).

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. As shown in the financial statements, development stage losses from September 3, 2003 (Date of Formation) through December 31, 2005 aggregated $10,553. As of December 31, 2005, the Company had no operations and no assurance that additional capital will be obtained. This raises substantial doubt about the ability of the Company to continue as a going concern.

These financial statements do not include any adjustments relating to recoverability and classification of recorded asset amounts or the amounts and classifications of liabilities that might be necessary should the Company be enable to continue as a going concern.

Significant Accounting Policies
-------------------------------

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
------------

The Company accounts for income taxes using an asset and liability approach under which deferred income taxes are recognized by apply enacted tax rates applicable to future years to the differences between the financial statement carrying amount and the tax basis of reported assets and liabilities.

The principal item giving rise to deferred taxes are temporary differences caused by the capitalization of start-up expenditures as required by Section 195 of the Internal Revenue Code of 1986, as amended, for tax purposes and expensing for book purposes.

Loss Per Share
--------------

Basic loss per common share are computed by dividing net loss by weighted average number of common shares outstanding during the year. Diluted earnings per common share are computed by dividing net earnings by the weighted average number of common share and potential common shares outstanding during the year. As of December 31, 2005, there were no potential common shares.

New Financial Accounting Standards
----------------------------------

The Company does not expect that the adoption of other recent accounting pronouncements will have a material effect on its financial statements.

2.   COMMON STOCK

In the month of the Company's formation, the Company issued 10,553,000 shares of its common stock, $.001 par value to principals of the Company as founder shares in the amount of $10,553.

3.   SUBSEQUENT EVENTS

In July 2006, EMH entered into a share exchange agreement with Cabavorum S.R.L. ("Cabavorum"), a Moldavia company, with primary activities in radio and television broadcasting. In connection with the share exchange, the Company acquired the assets and assumed the liabilities of Cabavorum. For accounting purposes, the share exchange will be treated as a recapitalization of Cabavorum.

As provided for in the share acquisition exchange agreement, the stockholders of Cabavorum received 10,900,000 shares of EMH common stock, representing 76% of the outstanding stock after the acquisition, in exchange for the outstanding shares of Cabavorum common stock they held, which will be accounted for as a reverse acquisition.

The acquisition of Cabavorum will be reported as a purchase of goodwill, with book values considered to be fair value.

In addition, the resignation of the former officer and directors of EMH took effect upon the class of the share acquisition exclusion. The Cabavorum Board of Directors became the Board of Directors of EMH and Chiril Luchinsky became president and Chief Executive Officer.

                         CABAVARUM S.R.L. AND SUBSIDIARY

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS




Financial Statements                                                    Page


  Report of Independent Registered Public Accounting Firm               F2-1

  Consolidated Balance Sheets as of December 31, 2005
  and 2004                                                              F2-2

  Consolidated Statement of Operations for the years ended
  December 31, 2005 and 2004                                            F2-3

  Consolidated Statement of Stockholder's Equity for the
  years ended December 31, 2005 and 2004                                F2-4

  Consolidated Statement of Cash Flows for the years ended
  December 31, 2005 and 2004                                       F2-5 - F-2-6

  Notes to the Consolidated Financial Statements                   F2-7 - F-2-12

--------------------------------------------------------------------------------
Ten Industrial Way East, Suite 2, Eatontown, NJ 07724 (732)544-8111
Fax (732)544-8788 E-mail: tax@wgpc.net

                                                         Wiener, Goodman
                                                         & Company, P.C.
                                                    ============================
                                                    Certified Public Accountants
                                                            & Consultants


Memberships
SEC Practice Section of AICPA                                   Joel Wiener, CPA
PCPS of AICPA                                                Gerald Goodman, CPA
American Institute of CPA
New Jersey Society of CPA

     Board of Directors
     Cabavarum S.R.L. and Subsidiary
     Chisinau, Moldova

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

     We have audited the accompanying balance sheets of Cabavarum S.R.L. and subsidiary at December 31, 2005 and 2004, and the related statements of operations, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate with circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall balance sheet presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the fnancial statements referred to above present fairly, in all material respects, the financial position of Cabavarum S.R.L. and subsidiary at December 31, 2005 and 2004, and the related statements of operations, stockholder's equity, and cash f lows for the years then ended in conformity with accounting principles generally accepted in the United States of America.


     /s/ Wiener, Goodman & Company, P.C.
     Eatontown, NJ
     October 9, 2006


                                      F2-1

                         CABAVARUM S.R.L. AND SUBSIDIARY
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                   December 31,
                                                                           2005                    2004
                                                                           ----                    ----
CURRENT ASSETS:
  Cash                                                                 $   493,553             $   449,160
  Marketable securities                                                    401,200                  48,803
  Accounts receivable                                                      247,688                 587,473
  Inventories                                                               48,801                  78,730
  Refundable taxes and tax deposits                                         54,230                  59,225
  Employee receivables and other current assets                            150,433                   1,590
                                                                       -----------             -----------

    Total Current Assets                                                 1,395,905               1,224,981

Property, plant and equipment, net                                         287,940                 587,897
                                                                       -----------             -----------

TOTAL ASSETS                                                           $ 1,683,845             $ 1,812,878
                                                                       ===========             ===========

                      LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                     $   119,738             $   443,410
  Notes payable                                                                  -                 270,000
  Accrued expenses                                                          37,467                 324,007
  Income taxes payable                                                      83,452                  95,906
  Deferred income taxes payable                                              3,228                   2,558
                                                                       -----------             -----------

    Total Current Liabilities                                              243,885               1,135,881
                                                                       -----------             -----------

STOCKHOLDER'S EQUITY:
  Common stock, par value $2.926 per share,
    authorized 10,000 shares; 10,000 and 10,000
    shares issued and outstanding at
    December 31, 2005 and 2004                                              29,261                  29,261
  Retained earnings                                                      1,406,456                 674,700
  Accumulated other comprehensive income (loss)                              4,243                 (26,964)
                                                                       -----------             -----------

    Total Stockholder's Equity                                           1,439,960                 676,997
                                                                       -----------             -----------

    TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY                         $ 1,683,845             $ 1,812,878
                                                                       ===========             ===========



                  See notes to consolidate financial statements

                                      F2-2

                         CABAVARUM S.R.L. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                 For the Year Ended
                                                                    December 31,
                                                            2005                   2004
                                                            ----                   ----
Sales                                                  $ 2,937,588              $ 2,306,140
                                                       -----------              -----------

Costs and expenses:
  Cost of sales                                          1,400,293                1,030,430
  Selling and marketing expenses                            89,900                   85,022
  General and administrative expenses                      148,119                  169,680
  Other operating expenses                                   5,538                   30,957
                                                       -----------              -----------
                                                         1,643,850                1,316,089
                                                       -----------              -----------
  Income from operations                                 1,293,738                  990,051

Other income (expense):
  Net gain (loss) on sale of fixed assets                 (334,123)                   1,941
  Other income                                                  29                        -
  Interest expense                                          (6,658)                 (38,805)
                                                       -----------              -----------
    Total other income (expense)                          (340,752)                 (36,864)
                                                       -----------              -----------

Earnings before provision for income taxes                 952,986                  953,187

Income tax provision                                      (221,230)                (185,204)
                                                       -----------              -----------

Net earnings                                           $   731,756              $   767,983
                                                       ===========              ===========



                 See notes to consolidate financial statements

                                      F2-3

                         CABAVARUM S.R.L. AND SUBSIDIARY
                 CONSOLIDATED STATEMENT OF STOCKHOLDER'S EQUITY
                 FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

                                                                                                                      Accumulated
                                                                                                                         Other
                                                       Comprehensive                              Retained           Comprehensive
                                        Total             Income           Common Stock       Earnings (Deficit)     Income (Loss)
                                        -----             ------           ------------       ------------------     -------------
Balance, January 1, 2004             $   (64,022)                          $    29,261          $   (93,283)       $         -

Net earnings, 2004                       767,983        $   767,983                  -              767,983

Currency translation                     (26,964)           (26,964)                 -                    -            (26,964)
                                                        -----------
  Comprehensive income                                  $   741,019
                                                        ===========

                                     -----------                           -----------          -----------        -----------
Balance, December 31, 2004               676,997                                29,261              674,700            (26,964)

Net earnings, 2005                       731,756        $   731,756                  -              731,756                  -

Currency translation                      31,207             31,207                  -                    -             31,207
                                                        -----------
  Comprehensive income                                  $   762,963
                                                        ===========

                                     -----------                           -----------          -----------        -----------
Balance, December 31, 2005           $ 1,439,960                           $    29,261          $ 1,406,456        $     4,243
                                     ===========                           ===========          ===========        ===========




                  See notes to consolidate financial statements

                                      F2-4

                         CABAVARUM S.R.L. AND SUBSIDIARY
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                                               For the Year Ended
                                                                                  December 31,
                                                                         2005                2004
                                                                         ----                ----
Cash flows from operating activities:

Net income                                                          $   731,756         $   767,983
Adjustmets to reconcile net income to net cash
  provided by operating activities:
Depreciation                                                            128,934             127,100
(Gain) loss on disposition of fixed assets, net                         334,123              (1,941)
Deferred income taxes                                                       670               2,558
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables                                339,785            (391,554)
(Increase) decrease in inventories                                       29,929             (42,795)
(Increase) decrease in employee receivables and other                  (148,843)             50,408
(Increase) decrease in refundable taxes and tax deposits                  4,995             (69,986)
Increase (decrease) in accounts payable,
  accrued liabilities and income taxes payable                         (622,666)            638,066
                                                                    -----------         -----------

  Net Cash Provided by Operating
    Activities                                                          798,683           1,079,839
                                                                    -----------         -----------

Cash flows from investing activities:

Purchase of property, plant and equipment                              (263,057)           (326,958)
Proceeds from sale of fixed assets                                      299,957                   -
Payments made on investment                                            (352,397)            (44,820)
                                                                    -----------         -----------

  Net Cash Used In Investing Activities                                (315,497)           (371,778)
                                                                    -----------         -----------

Cash flows from financing activities:

Proceeds from borrowings                                                      -              25,362
Payments on notes payable                                              (270,000)           (410,327)
                                                                    -----------         -----------

   Net Cash Used In Financing Activities                               (270,000)           (384,965)
                                                                    -----------         -----------

Effect of exchange rate changes on cash                                  31,207             (26,964)
                                                                    -----------         -----------

Net Increase in Cash                                                     44,393             296,132

Cash - Beginning of Year                                                449,160             153,028
                                                                    -----------         -----------

Cash - End of Year                                                  $   493,553         $   449,160
                                                                    ===========         ===========



                  See notes to consolidate financial statements

                                      F2-5

                         CABAVARUM S.R.L. AND SUBSIDIARY
                      CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                           For the Year Ended
Supplemental disclosure cash flow information:                December 31,
                                                           2005         2004
                                                           ----         ----
Cash paid for interest                                   $115,600     $ 11,445
                                                         ========     ========

Cash paid for income taxes                               $231,379     $ 45,617
                                                         ========     ========



                  See notes to consolidate financial statements

                                      F2-6

                         CABAVARUM S.R.L. AND SUBSIDIARY
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 2005 AND 2004

1.   DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------------------------------------

     Organization
     ------------

     Cabavarum S.R.L. (the "Company"), a limited liability company in the Republic of Moldova, commenced operations in 1999. The Company is located in Chisinau, the capital of the Republic of Moldova. The Company's primary activities are in radio and television broadcasting. The Company earns its revenue primarily through advertisement sales. The Company also derives revenues from the sale of concrete mixers. This segment is currently in its initial stages. Revenue and net earnings from this segment represent less than 1% of total revenue and net earnings for the years ended December 31, 2005 and 2004. This segment is immaterial to the consolidated statements and no segment information is provided.

     BASIS OF PRESENTATION
     ---------------------

     The consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America ("US GAAP"). The Company consolidates all entities that it controls by ownership of a majority voting interest as well as variable interest entities for which the Company is the primary beneficiary or owns 100%. Refer to "Variable Interest Entities" for a discussion of variable interest entities This basis of accounting differs from that used in the statutory financial statements of the Moldovan companies, which are prepared in accordance with the accounting principles generally accepted in Moldova.

     The Company acquired controlling interest in Analitic Media Group, S.A. ("AMG") (100%) in June 2006 (before that Mr. Cyril Lucinschi, present 100% owner of Cabavarum, S.R.L., was holding the controlling interest (100%) in AMG since July, 1999).

     Variable Interest Entities
     --------------------------

     In December 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities" ("Interpretation 46" or "FIN 46"). Application of this interpretation was required in the Company's consolidated financial statements for the year ended December 31, 2005 and 2004 for interests in variable interest entities that were considered to have common ownership interests.

   Interpretation 46 addresses the consolidation of business enterprises to which the usual condition (ownership of a majority voting interest) of consolidation does not apply. This interpretation focuses on controlling financial interests that may be achieved through arrangements that do not involve voting interests. The Company is owned 100% by an individual who also owns 100% of another related company. Interpretation 46 concludes that in the absence of clear control through voting interests, a company's exposure (variable interest) to the economic risks and potential rewards from the variable interest entity's assets and activities are the best evidence of control. If any entity holds a majority of the variable interest of an entity, or 100% of both entities, it would be considered the primary beneficiary. Upon consideration, the primary beneficiary is generally required to include assets, liabilities and non-controlling interests at fair value and subsequently account for the variable interest as if it were consolidated based on majority voting interest.

                                      F2-7

     In the Company's financial statements as of December 31, 2005 and 2004, the Company consolidated all entities that it controlled by ownership of a majority of voting interests. As a result of Interpretation 46, effective as of December 31, 2004, the Company's consolidated balance sheet includes the assets and liabilities of Cabavarum S.R.L. and Analytic Media Group, S.A.


     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     ------------------------------------------

     Principles of Consolidation
     ---------------------------

     The consolidated financial statements of the Company include the Company and its one wholly-owned subsidiary. All material intercompany balances and transactions have been eliminated.

     Economic and Political Risks
     ----------------------------

     The Company faces a number of risks and challenges since its operations are in the Republic of Moldova and its primary market is in Moldova. The financial statements have been prepared assuming the Company will continue as a going concern. 100% of the consolidated assets are located in Moldova and 100% of the consolidated revenue is earned in Moldova.

     Cash Equivalents
     ----------------

     Cash equivalents include short-term investments in commercial paper with an original maturity of three months or less when purchased at December 31, 2005 and 2004, cash equivalents approximated $250,000 and $-0-, respectively.

     Marketable Securities
     ---------------------

     The Company classifies its equity securities as "available for sale", and accordingly, reflects gains and losses, net of deferred taxes, as other comprehensive income.

     The fair values of marketable securities are based on quoted market prices. Realized gains or losses from the sale of marketable securities are based on the specific identification method.

     Inventories
     -----------

     Inventories are stated at the lower of cost or market on average cost basis, and includes finished goods, raw materials, packaging material and product merchandise relating to the concrete mixers. Finished goods include costs of raw materials, packaging, labor used in production, and warehousing on facilities and equipment.

     Property, Plant and Equipment
     -----------------------------

     Property, plant and equipment are carried at cost less accumulated depreciation. The cost of repairs and maintenance is expensed as incurred; major replacements and improvements are capitalized. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the year of disposition.

Depreciation is provided using the straight-line method over the estimated useful lives of the assets. The lives applied are as follows:

           Vehicles and office equipment           7 Years
           Buildings and storage facilities     30 - 35 Years
           Manufacturing equipment                 5 Years

                                      F2-8

     Foreign Currency Translation
     ----------------------------

     Conversion of currency from a Republic of Moldova lei ("MDL$") into a United States dollar ("US$") has been made at the respective applicable rates of exchange. Monetary assets and liabilities denominated in foreign currencies are converted into US$ at the applicable rate of exchange at the balance sheet date.
     Conversion of currency from MDL$ into US$ has been made at the rate of exchange on December 31, 2005 and 2004: at US$1.00: MDL$12.8320 and US$1.00:
MDL$12.4600. Income and expense items were converted at the average rates for the years ended.

     Use of Estimates
     ----------------

          The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Revenue Recognition
     -------------------

     Revenue from advertisement sales is recognized on a contract basis and is earned over the life of the contract as the services for advertising are performed.

     Revenue from the concrete mixers segment is recognized when title passes to the customer upon delivery of the product to a third party shipper.

     Evaluation of Long-lived Assets
     -------------------------------

     The Company reviews property and equipment for impairment whenever events or changes in circumstances indicate the carrying value may not be recoverable in accordance with guidance in SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". If the carrying value of the long-lived assets exceeds the present value of the related estimated future cash flows, the asset would be adjusted to its fair value and an impairment loss would be charged to operations in the period identified.

     Income Taxes
     ------------

     Taxes are calculated in accordance with taxation principles currently effective in the Republic of Moldova and the Untied States of America.

     The Company accounts for income taxes using the asset and liability approach under which deferred income taxes are recognized by applying enacted tax rates applicable to future years to the differences between the financial statement carrying amounts and the tax basis of reported assets and liabilities.

     Concentration of Credit Risk
     ----------------------------

     Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash, accounts receivable and accrued expenses.

     The Company's cash and cash equivalents are concentrated primarily in four banks in Moldova. At times, such deposits could be in excess of insured limits. Management believes that the financial institution that hold the Company

                                      F2-9
financial instrument is financially sound and, accordingly, minimal credit risk is believed to exist with respect to these financial instruments.

     Receivables are reviewed daily and credit is given after the review of the Company's credit policies.


     New Financial Accounting Standards
     ----------------------------------

     In May 2005, the Financial Accounting Standards Board ("FASB") issued Statement on Financial Accounting Standards ("SFAS") No. 154, "Accounting Changes and Error Correction" - a replacement of APB Opinion No. 20 and FASB statement No. 3. This statement applies to all voluntary changes in accounting principles. It also applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. This statement requires retrospective application to prior periods' financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. The statement also carries forward the guidance in APB Opinion No. 20 requiring justification of a change in accounting principle on the basis of preferability. This statement is effective for accounting changes and corrections made in fiscal years beginning after December 31, 2005. The adoption of SFAS 154 is not expected to have a material effect on the Company's financial position or results of operations.


     In December 2004, the Financial Accounting Standards Board ("FASB") issued SFAS No. 123(R) that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the grant-date fair value of the equity or liability instruments issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the reward. SFAS No. 123(R) is effective as to the Company as of the beginning of the Company's 2006 fiscal year. The Company will account for stock-based compensation costs prospectively at the time of adoption. The adoption of SFAS 123(R) is not expected to have a material effect on the Company's results of operations.


     In December 2004, the FASB issued SFAS No. 153, an amendment of APB Opinion No. 29 "Exchanges of Nonmonetary Assets". SFAS No. 153 amends APB Opinion No. 29 by eliminating the exception under APB No. 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS No. 153 is effective for fiscal years beginning after June 15, 2005. The adoption of SFAS No. 153 is not expected to have a material effect on the Company's financial position or results of operations.


2.   MARKETABLE SECURITIES

     At December 31, 2005 and 2004, respectively, marketable securities have a cost and estimated fair value of $401,200 and $48,803.

                                     F2-10

3.   INVENTORIES

     Inventories are summarized as follows at December 31, 2005 and 2004:


                                     2005         2004
                                     ----         ----
     Raw materials                  $11,200      $27,727
     Small tools                      3,177        3,082
     Purchased goods and other       34,424       47,921
                                    -------      -------
                                    $48,801      $78,730
                                    =======      =======

     Certain inventory is pledged as collateral for notes (See Note 5).


4.   PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at December 31, 2005 and 2004:

                                            2005                2004
                                            ----                ----
  Land                                   $   6,842          $  25,240
  Buildings, machinery and equipment       544,653            717,603
  Construction in progress and other        97,235            118,533
                                         ---------          ---------
      Gross                                648,730            861,376
  Less accumulated depreciation           (360,790)          (273,479)
                                         ---------          ---------
      Net                                $ 287,940          $ 587,897

     Depreciation expense for 2005 and 2004 totalled $128,934 and $127,100, respectively. Certain property, plant and equipment is pledged as collateral for notes (See note 5).

5.   NOTES PAYABLE

     The Company was advanced funds from a foreign company in 2000. The loan in the amount of $270,000 was paid in March 2005. The loan bears interest at 10% per annum. The Company recorded interest of $6,658 and $27,360 for the years ended December 31, 2005 and 2004. Accrued interest of $108,942 is included in accrued expenses as of December 31, 2004.

     During 2004, the Company paid off a capital lease obligation in the amount of approximately $410,000. The Company expensed interest of $11,445 during the year ended December 31, 2004.


6.   INCOME TAXES

     The nominal statutory corporate rate in the Republic of Moldova is 20% for 2004 and 18% for 2005. Taxes are calculated in accordance with Moldovan regulations and are paid annually. Taxes are calculated on a separate entity basis since consolidation for tax purposes is not permitted in Moldova. Deferred income taxes are provided for the temporary differences between the financial reporting and tax basis of the Company's assets and liabilities. The principal items giving rise to deferred taxes are the use of accelerated depreciation methods for machinery and equipment. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

                                     F2-11

     Significant components of the Company's deferred tax assets and liabilities are as follows at December 31:

                                                                            December 31,
                                                                  2005                           2004
                                                      Temporary         Tax           Temporary         Tax
                                                      Difference       Effect         Difference       Effect
                                                      ----------       ------         ----------       ------
Deferred tax assets:
  Net operating loss carryforwards                     $     -         $     -         $     -         $     -
  Less valuation allowance                                   -               -               -               -
                                                       -------         -------         -------         -------

Net deferred tax assets                                      -               -               -               -
                                                       -------         -------         -------         -------

Deffered tax liabilities
  Book depreciation in excess of tax depreciation       17,933          (3,288)         12,790          (2,558)
                                                       -------         -------         -------         -------

Net deferred tax                                       $17,933         $(3,288)        $12,790         $(2,558)
                                                       =======         =======         =======         =======


     A reconciliation of income tax computed at the nominal statutory corporate tax rate to the provision for income taxes follows:


                                                        2005           2004
                                                        ----           ----
          Income taxes at nomial rate                $ 171,537     $ 190,637
          Increase (decrease in taxes)
           resulting from:
             Expense deductible for
             books not deductible for tax               49,693        (5,433)
                                                     ---------     ---------
                                                     $ 221,230     $ 185,204
                                                     =========     =========


7.   SUBSEQUENT EVENTS

     On June 30, 2006, the Company executed a Share Exchange Agreement with Emerging Media Holdings, Inc., a Nevada corporation ("EMH"). As provided for in the share acquisition agreement, the stockholders of Cabavarum S.R.L. received 10,970,000 shares of EMH common stock, representing 76% of the outstanding stock after the acquisition, in exchange for the outstanding shares of Cabavarum S.R.L. common stock they held, which was accounted for as a reverse acquisition.


                                     F2-12

                  EMERGING MEDIA HOLDINGS INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                     September 30,   December 31,
                                                         2006            2005
                                                         ----            ----
                                                     (Unaudited)
                                                     -----------
CURRENT ASSETS:
    Cash                                              $  229,727       $  493,553
    Marketable securities                                460,965          401,200
    Accounts receivable                                  326,231          247,688
    Inventories                                           13,882           48,801
    Refundable taxes and tax deposits                     33,952           54,230
    Employee receivables and other current assets          3,912          150,433
                                                      ----------       ----------

       Total Current Assets                            1,068,669        1,395,905

Property, plant and equipment, net                       268,346          287,940
                                                      ----------       ----------

TOTAL ASSETS                                          $1,337,015       $1,683,845
                                                      ==========       ==========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
   Accounts payable                                   $  203,094       $  119,738
   Accrued expenses                                       44,416           37,467
   Income taxes payable                                        -           83,452
   Deferred income taxes payable                           3,117            3,228
   Dividend payable                                      646,606                -
                                                      ----------       ----------

       Total Current Liabilities                         897,233          243,885
                                                      ----------       ----------

STOCKHOLDERS' EQUITY:
    Common stock, $.001 par value, 100,000,0000
    shares authorized 15,053,000 and 15,053,000
    shares issued and outstanding at September 30,
    2006 and December 31, 2005                            15,053           15,053
   Additional paid-in-capital                             14,208           14,208
   Retained earnings                                     392,737        1,406,456
   Accumulated other comprehensive income                 17,784            4,243
                                                      ----------       ----------

      Total Stockholders' Equity                         439,782        1,439,960
                                                      ----------       ----------

      TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY      $1,337,015       $1,683,845
                                                      ==========       ==========


                 See notes to colsolidated financial statements


                                      F3-1

                   EMERGIN MEDIA HOLDINGS INC AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                      For the Nine
                                                      Months Ended                  For the Year Ended
                                                      September 30,                    December 31,
                                                          2006                  2005                  2004
                                                          ----                  ----                  ----
                                                      (Unaudited)
Sales                                                 $    338,209          $  2,937,588          $  2,306,140
                                                      ------------          ------------          ------------

Costs and expenses:
  Cost of sales                                            269,225             1,400,293             1,030,430
  Selling and marketing expenses                             2,276                89,900                85,022
  General and administrative expenses                       89,245               148,119               169,680
  Other operating expenses                                  15,164                 5,538                30,957
                                                      ------------          ------------          ------------
                                                           375,910             1,643,850             1,316,089
                                                      ------------          ------------          ------------
  Income (loss) from operations                            (37,701)            1,293,738               990,051

Other income (expense):
  Net gain (loss) on sale of fixed assets                   (3,480)             (334,123)                1,941
  Other income                                              27,462                    29                     -
  Interest expense                                               -                (6,658)              (38,805)
                                                      ------------          ------------          ------------
     Total other income (expense)                           23,982              (340,752)              (36,864)
                                                      ------------          ------------          ------------

Earnings (loss) before provision for income taxes          (13,719)              952,986               953,187

Income tax provision                                             -              (221,230)             (185,204)
                                                      ------------          ------------          ------------

Net earnings (loss)                                   $    (13,719)         $    731,756          $    767,983
                                                      ============          ============          ============


Earnings (loss) per common share -
   basic and diluted                                  $          -          $       0.05          $      (0.01)
                                                      ============          ============          ============

Wieghted average number of common
  shares outstanding - basic and diluted                15,053,000            15,053,000            15,053,000
                                                      ============          ============          ============

                 See notes to colsolidated financial statements

                                      F3-2

                  EMERGING MEDIA HOLDINGS INC AND SUBSIDIARIES
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
       FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004 AND THE NINE MONTHS
                            ENDED SEPTEMBER 30, 2006

                                                                 Common Stock                                          Accumulated
                                                                 ------------                           Retained           Other
                                          Comprehensive     Number of                 Additional Paid   Earnings       Comprehensive
                                   Total     Income          Shares        Amount       In Capital      (Deficit)      Income (Loss)
                                   -----     ------          ------        ------       ----------      ---------      -------------


Balance, January 1, 2004    $    (64,022)                  15,053,000  $     15,053   $     14,208    $    (93,283)    $        -

Net earnings, 2004               767,983  $    767,983                            -                        767,983

Currency translation             (26,964)      (26,964)                           -                              -        (26,964)
                                          ------------
  Comprehensive income                    $    741,019
                                          ============

                            ------------                 ------------  ------------   ------------    ------------     ------------
Balance, December 31, 2004       676,997                   15,053,000        15,053         14,208         674,700       (26,964)

Net earnings, 2005               731,756  $    731,756                            -                        731,756              -

Currency translation              31,207        31,207                            -                              -         31,207
                                          ------------
  Comprehensive income                    $    762,963
                                          ============

                            ------------                 ------------  ------------   ------------    ------------     ------------
Balance, December 31, 2005     1,439,960                   15,053,000        15,053         14,208       1,406,456          4,243

Net loss, nine months ended
 September 30, 2006              (13,719) $    (13,719)                                                    (13,719)

Currency translation              13,541        13,541                                                                       13,541

Dividend                      (1,000,000)                                                               (1,000,000)

                                          ------------
   Comprehensive (loss)                   $       (178)
                                          ============
                            ------------                 ------------  ------------   ------------    ------------     ------------
                            $    439,782                   15,053,000  $     15,053   $     14,208    $    392,737     $     17,784
                            ============                 ============  ============   ============    ============     ============



                 See notes to colsolidated financial statements

                                      F3-3

                  EMERGING MEDIA HOLDINGS INC AND SUBSIDIARIES
                      CONSOLIDATED STATEMENT OF CASH FLOWS

                                                              For the
                                                         Nine Months Ended              For the Year Ended
                                                            September 30,                  December 31,
                                                                2006                 2005                2004
                                                                ----                 ----                ----
Cash flows from operating activities:

Net income (loss)                                            $   (13,719)        $   731,756         $   767,983
Adjustmets to reconcile net income (loss) to net cash
  provided by operating activities:
Depreciation                                                      44,546             128,934             127,100
(Gain) loss on disposition of fixed assets, net                    3,645             334,123              (1,941)
Deferred income taxes                                               (111)                670               2,558
Changes in operating assets and liabilities:
(Increase) decrease in trade receivables                         (78,543)            339,785            (391,554)
(Increase) decrease in inventories                                34,919              29,929             (42,795)
(Increase) decrease in employee receivables and other            146,521            (148,843)             50,408
(Increase) decrease in refundable taxes and tax deposits          20,278               4,995             (69,986)
Increase (decrease) in accounts payable,
  accrued liabilities and income taxes payable                    40,573            (622,666)            638,066
                                                             -----------         -----------         -----------

   Net Cash Provided by Operating
      Activities                                                 198,109             798,683           1,079,839
                                                             -----------         -----------         -----------

Cash flows from investing activities:

Purchase of property, plant and equipment                        (93,000)           (263,057)           (326,958)
Proceeds from sale of fixed assets                                14,060              99,957                   -
Payments made on investment                                      (59,765)           (352,397)            (44,820)
                                                             -----------         -----------         -----------

   Net Cash Used In Investing Activities                        (138,705)           (515,497)           (371,778)
                                                             -----------         -----------         -----------

Cash flows from financing activities:

Proceeds from borrowings                                               -                   -              25,362
Payments on notes payable                                              -            (270,000)           (410,327)
Dividends paid                                                  (353,394)                  -                   -
                                                             -----------         -----------         -----------

   Net Cash Used In Financing Activities                        (353,394)           (270,000)           (384,965)
                                                             -----------         -----------         -----------

Effect of exchange rate changes on cash                           30,164              31,207             (26,964)
                                                             -----------         -----------         -----------

Net Increase (decrease) in Cash                                 (263,826)             44,393             296,132

Cash - Beginning of Year                                         493,553             449,160             153,028
                                                             -----------         -----------         -----------

Cash - End of Year                                           $   229,727         $   493,553         $   449,160
                                                             ===========         ===========         ===========



                 See notes to colsolidated financial statements

                                      F3-4

          EMERGING MEDIA HOLDINGS INC AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS


                                                        For the
                                                   Nine Months Ended      For the Year Ended
                                                     September 30,            December 31,
                                                        2006              2005          2004
                                                        ----              ----          ----
Supplemental disclosure cash flow information:

Cash paid for interest                                $       -         $115,600      $ 11,445
                                                      =========         ========      ========


Cash paid for income taxes                            $  83,452         $231,379      $ 45,617
                                                      =========         ========      ========



                 See notes to colsolidated financial statements

                                      F3-5

                                    PART III

Item 1:    INDEX TO EXHIBITS

Attached hereto are the exhibits as required.

Item 2:    DESCRIPTION OF EXHIBITS


Exhibit No.                Description of Exhibit
-----------                ----------------------
3.1                        Articles of Incorporation (1)
3.2                        By-Laws (1)
10                         Distribution Agreement, dated December 29, 2006 with
                           NTV Hungary Commercial
                           Limited Liability Company (1)
27                         Financial Data Schedule (1)

(1)      Filed Herewith



         SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Emerging Media Holdings


January 12, 2007                            By: /s/ Iurie Bordian
                                            ---------------------------
                                            Iurie Bordian, President

                                       20